Edwards Group Limited

Manor Royal

Crawley

West Sussex

RH10 9LW

United Kingdom

May 8, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549
Attn: Ms. Amanda Ravitz

Re:	Edwards Group Limited
Registration Statement on Form F-1, as amended
(File No. 333-180262)

Ladies and Gentlemen:

We refer to the registration statement on Form F-1 (File No. 333-180262) (as amended, the “Registration Statement”), of Edwards Group Limited (the “Company”), relating to the registration of the ordinary shares, par value £0.002, underlying American depositary shares of the Company.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on May 10, 2012 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 to confirm the effectiveness of the Registration Statement.

Very truly yours,

EDWARDS GROUP LIMITED

By:	/s/ Matthew Taylor
Name: Matthew Taylor
Title: Chief Executive Officer